


15005055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
PE 1/28/15

DIVISION OF
CORPORATION FINANCE

February 6, 2015

John Chevedden
*** FISMA OMB Memorandum M-07-16 ***

Re: Illinois Tool Works Inc.
Incoming letter dated January 28, 2015

Dear Mr. Chevedden:

This is in response to your letter dated January 28, 2015 concerning the shareholder proposal that William Steiner submitted to ITW. On December 23, 2014, we issued a letter expressing our informal view that ITW could exclude the proposal from the proxy materials for its upcoming annual meeting based on Exchange Act rule 14a-8(i)(9). You have asked us to reconsider our position.

The Division has reconsidered its position. On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view concerning whether ITW may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Janet O. Love
Illinois Tool Works Inc.
jlove@itw.com

From: *** FISMA OMB Memorandum M-07-16 ***
Sent: Wednesday, January 28, 2015 9:17 PM
To: shareholderproposals
Cc: Maria Green
Subject: Illinois Tool Works Inc. (December 23, 2014) (ITW)
Attachments: CCE00010.pdf

Follow Up Flag: Follow up
Flag Status: Completed

Ladies and Gentlemen:
This is to respectfully request that this recent i-9 relief be withdrawn.
Sincerely,
John Chevedden
cc: William Steiner

December 23, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Illinois Tool Works Inc.
Incoming letter dated December 15, 2014

The proposal asks the board to take the steps necessary (unilaterally if possible) to amend the bylaws and each appropriate governing document to give holders in the aggregate of 20% of the company's outstanding common stock the power to call a special shareowner meeting.

There appears to be some basis for your view that ITW may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by ITW to amend ITW's charter to permit holders of 25% of ITW's outstanding common stock to call a special meeting of shareholders. You indicate that the proposal and the proposal sponsored by ITW directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if ITW omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Evan S. Jacobson
Special Counsel